FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 12, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic delivers Super Hero excitement to the Internet
with X-Men, The Hulk, and more
Marvel Enterprises becomes newest addition to CryptoLogic’s elite network of relationships

September 12, 2005 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced that it will soon be rolling out new products based on an exclusive multi-year licensing agreement signed in late 2004, with Marvel Enterprises Inc., one of the world’s most prominent character-based entertainment companies. The new relationship, made through CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, makes CryptoLogic the sole developer of Marvel-branded casino slot games on the Internet. You have seen them in the comics and on the big screen, and now CryptoLogic is bringing your favorite Marvel Super Heroes for high-impact action on the Internet – for the first time.

“CryptoLogic’s new relationship with Marvel — home to some of the world’s legendary entertainment brands — will strengthen our competitive edge through new, exciting Super Hero-themed Internet casino games,” said Lewis Rose, CryptoLogic’s President and CEO. “By delivering big-name action like the X-Men and The Hulk to the Internet, we’re enhancing the entertainment factor of CryptoLogic games — and helping our customers appeal to an even wider player audience.”

In today’s competitive and increasingly sophisticated Internet casino market, players want more choice and more chances to win. With Marvel, CryptoLogic is delivering great brands, great games and great entertainment. Under the agreement, an initial six Marvel-themed, multi-currency jackpot video slot games are set for release this autumn. Internet casino players will be able to experience big-screen excitement with their favorite Marvel characters — and win cash prizes in US dollars, Euros and Pounds Sterling.

Characters including The Hulk, Daredevil, The X-Men, Blade and The Punisher will swing into action in five new 9-line progressive jackpot video slot games. The new games offer multi-stage, interactive bonus levels with three separate jackpots available to be won — the first multi-level jackpot games ever to be offered on the Internet. In addition, The Hulk will add his power to a new Hulk Fruit Machine — another in the series of British-style slot machines developed by CryptoLogic and favored by the strong UK player base of WagerLogic licensees.

As a pioneer and global leader in the estimated $12 billion online gaming industry, CryptoLogic continues to strengthen its position with a growing range of software products for the world’s major Internet casino and poker markets. The company is also expanding its system capacity to accommodate rapid growth and player demand, and continues to work with many of the world’s most trusted gaming brands.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and suppler of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

MARVEL, The X-Men, The Hulk, Blade, Daredevil, The Punisher, and all related Marvel characters are © and trademarks of Marvel Characters, Inc., and are used with permission. Copyright © 2005 Marvel Characters, Inc. All rights reserved.

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtich@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.